

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 11, 2017

Via E-mail
Barbara Chardi
President, Chief Executive Officer and Director
Allegro Beauty Products, Inc.
2101 29th St.
San Diego, CA 92104

> **Re: Allegro Beauty Products, Inc.**
> **Amendment 2 to Registration Statement on Form S-1**
> **Filed April 27, 2017**
> **File No. 333-214549**

Dear Ms. Chardi:

    We have reviewed your registration statement and have the following comments.

General

1. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

Cover Page

2. It is unclear from your disclosures here and elsewhere whether the funds will be released from escrow to the company on a rolling basis or all at one time. Please revise to clarify how and when funds will be released from escrow to you or returned to investors.

Prospectus Summary

3. You state here that you will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 30 days of the close of the offering. To the extent that the funds will be released from escrow to you prior to the close of the offering, then please revise to state that you will deliver stock certificates. Please revise or advise.

Risk Factors, page 4

Risks Related to Our Common Stock, page 11

You will not be able to withdraw funds you commit once the Company accepts your subscription agreement., page 11

4. We note your response to comment 2 of our letter dated March 28, 2017. Your disclosure here suggests that all of the funds will be released from escrow upon closing of the offering. Please revise to clarify whether funds will be released from escrow to the company on a rolling basis or all at one time upon reaching the maximum or at the end of the offering period.

Use of Proceeds, page 18

5. We note your disclosure on page 19 that you are not required to repay any funds advanced by any lenders under any certain circumstances. Please disclose that you are obligated to repay loans in the amount of $41,969 upon the demand of the two former-associates of Ms. Chardi.

6. We note your response to comment 8 of our letter dated March 28, 2017. Please revise to clarify what expenses are included the $30,000 Offering Expenses.

The Offering, page 20

7. Please reconcile disclosure that your escrow agent will release subscription agreements upon written notice that management has accepted a subscription agreement with disclosure that all subscription funds will be held until termination of the offering.

8. We note your disclosure that funds will be released to the company upon completion, termination of withdrawal of the offering. Please revise here and other appropriate places to clarify how and when funds will be returned to investors by your escrow agent. For example, please clarify whether funds will be returned promptly if the offering is terminated or withdrawn.

Plan of Distribution, page 45

9. Please disclose the effect on the offering of a termination of the escrow agreement by either party and specifically describe what will happen to escrowed funds in the event that the agreement is terminated.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
  Jessica Nguyen, Esq.